UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-38515

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Evergy, Inc. 401(k) Savings Plan (hereinafter referred to as the Plan)

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Evergy, Inc. 1200 Main Street Kansas City, Missouri 64105

Internal Use Only

EVERGY, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		2-3

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	5

	Notes to Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021	6-15

SUPPLEMENTARY INFORMATION:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021	16

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
	Act of 1974, as amended, have been omitted because they are not applicable.

	EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee
Evergy, Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Evergy, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Information is the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2014.

Kansas City, Missouri
June 22, 2022

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS:
Participant-directed investments–at fair value (Note 3)	$1,518,791,599	$1,414,693,744
Receivables:
Notes receivable from participants	20,939,073	20,673,246
Employer contributions	2,787,838	2,476,327
Other	—	32,978
Total receivables	23,726,911	23,182,551

NET ASSETS AVAILABLE FOR BENEFITS	$1,542,518,510	$1,437,876,295

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2021

Additions:
Investment income:
Net appreciation in fair value of investments	$181,890,382
Interest	3,134
Dividends	8,648,377
Net investment gain	190,541,893

Contributions:
Employer contributions	23,303,960
Participant contributions	56,701,994
Rollovers	2,977,501
Total contributions	82,983,455

Interest income on notes receivable from participants	1,234,896

Total additions	274,760,244

Deductions:
Benefits paid to participants	168,949,661
Administrative expenses	1,168,368
Total deductions	170,118,029

INCREASE IN NET ASSETS	104,642,215

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,437,876,295

End of year	$1,542,518,510

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEAR ENDED DECEMBER 31, 2021
___________________________________________________________________________

1.    PLAN DESCRIPTION

The following description of the Evergy, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by Evergy, Inc. that covers all full-time and part-time employees of Evergy Metro, Inc. (Metro) and Evergy Kansas Central, Inc. (EKC). Effective January 1, 2020, Wolf Creek Nuclear Operating Corporation (WCNOC) employees become employees of EKC. The Company serves as the administrator of the Plan. Empower Retirement (Empower) serves as the recordkeeper for the Plan. Great-West Trust Company, LLC serves as the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

An Employee Stock Ownership Plan (ESOP) component was added to the Plan on January 1, 2002 for participants in the Evergy Kansas Metro Plan and on January 1, 2003 for the participants in the Evergy Kansas Central Plan. As of December 31, 2021, the ESOP component consisted of the portion of the Plan that was invested in shares of common stock of Evergy, Inc. (Parent common stock). Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such Parent common stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Parent common stock are automatically reinvested, unless cash distribution was elected.

Eligibility - An employee becomes eligible to participate the first date the employee completes an hour of service and has made an election to make elective contributions including automatic contribution elections.

Employees’ participation in the Plan is defined based on employment dates and the original Company of hire. Metro non-union employees who were hired prior to September 1, 2007 could elect to continue to participate under the existing “Old Program” plan provisions (provisions prior to January 1, 2008) or under modified plan provisions “New Program”. Metro union employees hired before October 1, 2013 participate in the Old Program. Effective October 1, 2013, newly hired or rehired Metro union employees participate under the “Cash Balance Matching Program”. Effective January 1, 2014, newly hired or rehired non-union Metro employees participate in the “New Program Plus” feature of the Plan. “Post-Program Employees” are Metro non-union employees who first became eligible to participate on or after September 1, 2007 and before

January 1, 2014. Effective December 1, 2019 “EKC Original Savings Employees” are EKC non-union employees whose first date of employment is before May 31, 2018. “EKC Enhanced Savings Employees” are EKC non-union employees whose first day of employment or re-employment is after May 30, 2018. “Wolf Creek Savings Employees” are Wolf Creek union and non-union employees and “Wolf Creek Enhanced Savings Employees” are Wolf Creek non-union employees whose first day of employment or re-employment is after December 31, 2018.

Contributions – Contributions to the Plan include pre-tax and Roth contributions made by participants, Company matching contributions, non-elective Company contributions, and participant rollovers from other plans. Participants may change their contribution percentage as often as they would like and such changes are effective as soon as administratively possible, generally within two pay periods. Company matching contributions may be made in either cash or in Parent common stock, generally at the option of the Company. The Plan does not allow a participant to direct the Trustee to invest more than 15% of the participant’s account in Parent common stock.

Participants can contribute between one percent and 75% of eligible compensation as defined in the Plan subject to Plan and Internal Revenue Code (IRC) limitations. Contributions made by Cash Balance Matching Program participants, EKC Original Savings Employees and Wolf Creek Savings Employees up to the first six percent of eligible earnings, as defined by the Plan, are matched 75% by the Company. Wolf Creek Savings Employees that are part of one of the following groups, non-union and hired before January 1, 2013, are members of the Local Union No. 252 United Government Security Officers of America and hired before January 1, 2015, or members of Local Union No. 304 of the International Brotherhood of Electrical Workers and hired before January 1, 2016 also receive Company matching contributions of 75% of the first six percent of eligible compensation as defined in the Plan document; all other Wolf Creek Savings Employees receive Company matching contributions of 50% of the first six percent of eligible compensation as defined in the Plan document. New Program Plus, EKC Enhanced Savings Employees and Wolf Creek Enhanced Savings Employees receive Company matching contributions equal to 100% of the first six percent of eligible compensation as defined in the Plan document and receive an annual non-elective contribution equal to four percent of eligible compensation.

Participants are immediately eligible to participate and receive Company matching contributions. Participants are eligible for non-elective contributions after completion of 1000 hours of service. Participants who have attained age 50 are eligible to make catch-up contributions subject to Plan and IRC limitations.

Subsequent to December 31, 2021, employer contributions of $2,787,838 attributable to the 2021 plan year were credited to participant accounts. These contributions were contributed by the Company in cash and Parent common stock based upon participant elections and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2021. Included in the contribution receivable was $1,707,696 as a non-elective contribution for those participants in the New Program Plus program. Subsequent to December 31, 2020, employer contributions of $2,476,327 attributable to the 2020 plan year were credited to participant accounts. These contributions were funded by the Company in cash and Parent common stock and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2020. Included in the contribution receivable was $1,445,467 as a non-elective contribution for those participants in the New Program Plus program.

Investments – The Plan currently offers investment options which include four mutual funds, one money market fund, Parent common stock, 20 common/collective trust funds and a self-directed brokerage account. Matching contributions are directed into a target date mutual fund based on the participant’s normal retirement age unless the employee makes an affirmative election for a different investment option(s). Employee contributions are also invested in a target date fund based on the participant’s age unless the participant makes an affirmative election for a different investment option(s).
Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings/losses. A fee covering administrative costs of the Plan such as recordkeeping, auditing, legal, investment advisory and trustee/custodial services is deducted from participant accounts quarterly. This quarterly charge may be offset by credits to the participant’s account based on agreements between the fund providers in the participant’s portfolio and Empower. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are vested immediately in their elective contributions, Company matching contributions and actual earnings thereon. Participants vest in non-elective contributions after three years of service. Cash Balance Matching Program employees vest in Company matching contributions on a six-year graded vesting schedule.

Notes Receivable from Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Management Administrative Committee. Loans are evidenced by promissory notes payable to the Plan over a period up to five years for general purpose loans and up to 30 years for principal residence loans.

Payment of Benefits – Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms. If the value of the participant’s account balance is $5,000 or less, payment shall be made to the participant as soon as practicable following termination of employment in a single lump sum distribution unless the participant directs the Plan to roll his or her account balance to another qualified plan or IRA.

Forfeited Accounts - At December 31, 2021 and 2020, there were $136,066 and $29,136 in forfeited non-vested accounts, respectively. These accounts will be used to pay expenses for administering the Plan or to reduce future matching contributions and/or New Program Plus contributions at the end of the plan year in which they became forfeitures. Forfeitures in the amount of $18,307 were used to pay 2021 administrative expenses.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations - The Plan utilizes various investment instruments, including Parent common stock, mutual funds, various investment options through a self-directed brokerage account and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events which could impact the value of the investment securities, such as pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect participant accounts and the amounts reported in the financial statements. At December 31, 2021, approximately four percent of the Plan's investments are invested in Parent common stock.

Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and administrative expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and administrative expenses are reflected as a reduction of investment income for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document and governing contract. Investment-related expenses are included in net appreciation in fair value of investments.

Payment of Benefits - Benefit payments to participants are recorded when paid.

3.    FAIR VALUE OF INVESTMENTS

GAAP establishes a hierarchical framework for disclosing the transparency of the inputs utilized in measuring assets and liabilities at fair value. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy levels. In addition, the Plan measures certain investments that do not have a readily determinable fair value at net asset value (NAV), which are not included in the fair value hierarchy. Further explanation of these levels and NAV is summarized below.
Level 1 – Quoted prices are available in active markets for identical assets. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices.
Level 2 – Pricing inputs are not quoted prices in active markets but are either directly or indirectly observable.
Level 3 – Significant inputs to pricing have little or no transparency. The type of assets included in Level 3 are those with inputs requiring significant judgment or estimation.
NAV – Investments that do not have a readily determinable fair value are measured at NAV. These investments do not consider the observability of inputs and, therefore, are not included within the fair value hierarchy.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds and Money Market Fund - Valued at the daily closing price as reported by the fund. Mutual funds and the money market fund held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds and the money market fund held by the Plan are deemed to be actively traded.
Common/Collective Trust Funds - Valued at the net asset value of units of a bank collective trust or its equivalent. The net asset value as provided by the trust is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level within the fair value hierarchy provide a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2021 and 2020.

	Total December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$63,048,564	$63,048,564	$—	$—
Money market fund	13,898,184	13,898,184	—	—
Mutual funds	87,020,623	87,020,623	—	—
Self-directed brokerage account(a)	45,800,221	45,800,221	—	—
Total investments measured at fair value	209,767,592	$209,767,592	$—	$—

Common/collective trust funds measured at Net Asset Value	1,309,024,007
Total Investments	$1,518,791,599

	Total December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$57,604,533	$57,604,533	$—	$—
Money market fund	18,177,016	18,177,016	—	—
Mutual funds	75,466,883	75,466,883	—	—
Self-directed brokerage account(a)	42,959,508	42,959,508	—	—
Total investments measured at fair value	194,207,940	$194,207,940	$—	$—

Common/collective trust funds measured at Net Asset Value	1,220,485,804
Total Investments	$1,414,693,744
(a)The brokerage account is invested in a variety of classes of common stocks, mutual funds and exchange-traded funds as directed by participants.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS
Empower serves as Recordkeeper of the Plan. Great West Trust Company LLC (Great-West) serves as trustee of the Plan. Plan investments at December 31, 2021 and 2020 include shares of Parent common stock and the self-directed brokerage account administered by Great-West. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Direct fees totaling $394,990 were paid to Empower in 2021. Advised Asset Group, LLC, a wholly-owned subsidiary of Great-West, provided managed investment services to certain participants and received fees totaling $705,605 in 2021.
As of December 31, 2021 and 2020, the Plan held 918,941 and 1,037,692 shares of common stock of Evergy, Inc., the sponsoring employer, respectively. During the year ended December 31, 2021, the Plan recorded dividend income from the Parent common stock of $2,085,536.
5.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in all Company contributions.
6.    FEDERAL INCOME TAX STATUS
The IRS (Internal Revenue Service) has determined and informed the Company by a letter dated January 21, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

7.    NET ASSET VALUE (NAV) PER SHARE
The following table for December 31, 2021 and 2020 sets forth a summary of the Plan’s investments reported at NAV.

Investment	Fair Value – December 31, 2021*	Fair Value – December 31, 2020*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

American Century Retirement Date Trust-XI funds(a)	$569,927,381	$550,483,178	Daily	None	None
State St S&P 500 Index SL CL II(b)	218,364,405	179,434,942	Daily	None	None
MFS Growth Equity CIT Class 4R(c)	89,443,290	—	Daily	$5 million or more buy/sell	3 business days
State St Russell Small/Mid IDX SL CL II(d)	88,073,650	82,669,587	Daily	None	None
State St Global All CP Eq EX-US IDX SL CL II(e)	85,246,101	77,700,020	Daily	None	None
State St US Bond Index SL CL XIV(g)	75,416,401	68,171,354	Daily	None	None
Goldman Sachs Stable Value Inst CL 1(l)	68,971,841	74,253,312	Daily	None	12 months at Plan Level
Prudential Core Plus Bond Fund Class 12(f)	39,014,019	42,639,829	Daily	None	None
Carillon Eagle Mid Cap Growth CIT FDRS(k)	27,971,888	26,304,421	Daily	20% of Plan's investments	5 business days
Putnam Large CAP Value Trust IA(j)	25,113,288	20,885,285	Daily	None	5 business days at Plan Level
Clearbridge Small Cap Growth R2 CIT(o)	11,856,102	10,159,490	Daily	None	None
Pioneer Multi-sector Fixed Income CL R1(m)	9,625,641	8,291,626	Daily	Withdrawals exceeding $1 million	5 business days at Plan Level
MFS Growth Equity CIT Class 4(c)	—	79,492,760	Daily	$5 million or more buy/sell	3 business days

Total	$1,309,024,007	$1,220,485,804
*The fair value of the investments has been estimated using the net asset value of the investment.
(a)    The fund seeks the highest total return consistent with its asset mix. The target date in the fund name refers to the approximate year an investor plans to retire and likely would stop making new investments in the fund. The fund assumes a retirement age of 65 and may not be appropriate for an investor who plans to retire at or near the target date, but at an age well before or after 65. As the target year approaches, the fund's "Neutral/Target Mix" will become more conservative by decreasing the allocation to stocks and increasing the allocation to bonds and cash. The term "Neutral/Target Mix" describes how the fund's investments will be allocated among the major asset classes in accordance with the predetermined strategic glide path. By the time the fund reaches its target year, the Neutral/Target Mix will become fixed and match that of the American Century in Retirement Trust. The fund is designed for investors who plan to withdraw the value of their account gradually after retirement.
(b) The State Street S&P 500® Index Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500® over the long term.
(c) The Growth Equity Fund's investment objective is to seek capital appreciation. The fund seeks to outperform the Russell 1000® Growth Index (Total Return) unhedged, measured in U.S. dollars, over a full market cycle. A full market cycle is defined as typically three to five years. The sole purpose of referencing benchmark(s) is to measure performance. The fund’s objective and its measure of market performance may be changed without the approval of Participating Trusts of the fund. No assurance can be given that the fund will achieve its investment objective.
(d) The State Street Small/Mid Cap Equity Index Fund seeks to provide investment results that, before expenses, correspond generally to the total return of an index that tracks the performance of mid to small capitalization exchange traded U.S. equity securities.
(e) The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex USA IMI over the long term.
(f) The objective of the fund is to outperform the Bloomberg Barclays Capital U.S. Aggregate Bond Index by 150 basis points over a full market cycle. There is no assurance that such objective will be achieved. The fund will be invested primarily in fixed income securities in the U.S. investment grade sectors, as well as U.S. fixed income securities rated below investment grade, the debt of developed international markets and the debt of emerging markets. The fund may also invest in fixed income commingled vehicles.
(g) The State Street Aggregate Bond Index Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the U.S. dollar denominated investment grade bond market over the long term.
(j) The fund invests mainly in common stocks of midsize and large U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both. Under normal circumstances, the fund invests at least 80% of the fund’s net assets in common stocks and other equity investments that offer the potential for current income. Value stocks are issued by companies that Putnam believes are currently undervalued by the market.
(k) During normal market conditions, the fund seeks to achieve its objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. The fund’s portfolio managers consider mid-capitalization companies to be those companies that, at the time of initial purchase, have market capitalizations greater than $1 billion and equal to or less than the largest company in the Russell Midcap® Growth Index during the most recent 12-month period (approximately $73 billion during the 12-month period ended December 31, 2021).
(l) The fund invests in stable value investment contracts and in fixed income and money market instruments and other collective or commingled fixed income funds and investment portfolios or products which underlie Stable Value Contracts, as further described below. Fixed income investments underlying Stable Value Contracts, including collective or commingled fixed income funds, may be managed by the Investment Advisers or by third-party managers unaffiliated with the Trustee or Investment Advisers. The Stable Value Fund seeks to earn current income, while seeking to preserve capital and stability of principal. The fund also seeks to maintain a stable net asset value of $1.00 per interest in the fund.
(m) The fund seeks a high level of current income. Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in debt securities. Derivative investments that provide exposure to debt securities or have similar economic characteristics may be used to satisfy the fund’s 80% policy. The fund has the flexibility to invest in a broad range of issuers and segments of the debt securities markets.
(o) Under normal circumstances, the fund invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments. For the purposes of this 80% policy, small capitalization companies are companies with market capitalization values not exceeding (i) $3 billion or (ii) the highest month-end market capitalization value of any stock in the Russell 2000 Index for the previous 12 months, whichever is greater. Securities of companies whose market capitalizations no longer meet this definition after purchase by the fund are still considered to be securities of small capitalization companies for purposes of the fund’s 80% investment policy.
8.    SUBSEQUENT EVENTS
The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.
The Company received a letter from the IRS dated February 28, 2022 stating that the Plan and related trust are designed in accordance with applicable sections of the IRC.

* * * * * *

EVERGY, INC. 401(k) SAVINGS PLAN EMPLOYER ID NO. 82-2733395, PLAN NO. 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2021
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	State St S&P 500 Index SL CL II	Common/Collective Trust Fund	**	$218,364,405
	American Century Retirement 2030 TR CL XI	Common/Collective Trust Fund	**	109,830,805
	MFS Growth Equity CIT Class 4R	Common/Collective Trust Fund	**	89,443,290
	State St Russell Small/Mid Index SL CL II	Common/Collective Trust Fund	**	88,073,650
	State St Global All Cap Equity Ex-U.S. Index SL CL II	Common/Collective Trust Fund	**	85,246,101
	American Century Retirement 2025 TR CL XI	Common/Collective Trust Fund	**	83,977,090
	American Century Retirement 2035 TR CL XI	Common/Collective Trust Fund	**	83,858,095
	American Century Retirement 2040 TR CL XI	Common/Collective Trust Fund	**	76,550,823
	State St US Bond Index SL CL XIV	Common/Collective Trust Fund	**	75,416,401
	American Century Retirement 2045 TR CL XI	Common/Collective Trust Fund	**	70,322,572
	Goldman Sachs Stable Value Inst CL 1	Common/Collective Trust Fund	**	68,971,841
*	Evergy, Inc.	Common Stock	**	63,048,564
	American Century Inc Retirement TR CL XI	Common/Collective Trust Fund	**	53,711,284
	American Century Retirement 2050 TR CL XI	Common/Collective Trust Fund	**	48,542,124
	Prudential Core Plus Bond Fund Class 12	Common/Collective Trust Fund	**	39,014,019
	Carillon Eagle Mid Cap Growth CIT FDRS	Common/Collective Trust Fund	**	27,971,888
	American Century Retirement 2055 TR CL XI	Common/Collective Trust Fund	**	25,752,045
	Putnam Large Cap Value Trust IA	Common/Collective Trust Fund	**	25,113,288
	MFS New Discovery Value R6	Mutual Fund	**	25,109,766
	T. Rowe Price Overseas Stock Fund I Class	Mutual Fund	**	23,538,294
	Victory Sycamore Established Value R6	Mutual Fund	**	23,358,788
	American Century Retirement 2060 TR CL XI	Common/Collective Trust Fund	**	17,382,542
	JP Morgan Emerging Markets Equity R6	Mutual Fund	**	15,013,776
	JPMorgan 100% US Treasury Money Market Instl Fund	Money Market Fund	**	13,898,184
	Clearbridge Small Cap Growth R2 CIT	Common/Collective Trust Fund	**	11,856,102
	Pioneer Multi-Sector Fixed Income CL R1	Common/Collective Trust Fund	**	9,625,641
*	Empower Self-Directed Brokerage Accounts	Brokerage Account	**	45,800,221
*	Participant Loans	Various participants, interest rates ranging from 4.25% to 9.30% maturing through 2049	**	20,939,073
				$1,539,730,672
*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Evergy, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERGY, INC. 401(k) SAVINGS PLAN

By:	/s/ John T. Bridson
John T. Bridson

By:	/s/ Ellen E. Fairchild
Ellen E. Fairchild

By:	/s/ Heather A. Humphrey
Heather A. Humphrey

By:	/s/ Kirkland B. Andrews
Kirkland B. Andrews

By:	/s/ Lesley L. Elwell
Lesley L. Elwell

June 22, 2022